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                                               Filed by The Ackerley Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                       Subject Company: The Ackerley Group, Inc.
                                                    Commission File No.: 1-10321

The Ackerley Group held a conference call on November 1, 2001 announcing its third quarter results. The prepared remarks of the management of The Ackerley Group are attached hereto.

                               The Ackerley Group
                   Third Quarter Review Conference Call Script
                                November 1, 2001
                                     4:30 PM EST

DAN:

This presentation contains certain statements, intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. These statements are "forward-looking statements" within the meaning of the safe-harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Although forward-looking statements help to provide complete information about future prospects, readers should keep in mind that such statements are much less reliable than historical information and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond The Ackerley Group's ability to control or estimate precisely. Factors that could affect results include those set forth in the Securities and Exchange Commission filings of The Ackerley Group. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The Ackerley Group does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation.

In connection with the proposed business combination of The Ackerley Group and Clear Channel Communications, The Ackerley Group has filed a preliminary proxy statement and other relevant documents concerning the transaction with the SEC. In addition, The Ackerley Group and Clear Channel plan to file a definitive proxy statement/prospectus and other relevant documents concerning the transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACKERLEY GROUP, CLEAR CHANNEL, THE TRANSACTION AND RELATED MATTERS. Investors
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and security holders will be able to obtain free copies of the definitive proxy statement/prospectus (when available) and other documents filed with the SEC through the web site maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by The Ackerley Group with respect to the proposed transaction may be obtained free of charge by contacting The Ackerley Group, 1301 Fifth Avenue, Suite 4000, Seattle, WA 98101, Attention: Investor Relations (tel.: 206-624-2888).

The Ackerley Group's and Clear Channel's shares are traded on the New York Stock Exchange (ticker symbols AK and CCU). Both companies file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by the companies at the SEC's public reference rooms at 450 Fifth St., N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago.

The Ackerley Group, its directors, executive officers and certain members of management and employees may be soliciting proxies from The Ackerley Group stockholders in favor of the approval of the transaction. Information regarding such officers and directors is included in The Ackerley Group's proxy statement for its 2001 Annual Meeting of shareholders filed with the SEC on April 2, 2001.

CHRIS:

Thank you Dan.

Good afternoon. I am Chris Ackerley President of The Ackerley Group. I would like to welcome and thank you for joining The Ackerley Group today as we discuss our results for the third quarter 2001 and our outlook for the fourth quarter.

In addition to Dan joining me today is our SVP & CFO Kevin Hylton.

The primary purpose of this call is to discuss The Ackerley Group's third quarter results and fourth quarter outlook. However, I understand many of you may be listening in today to get an update on our transaction with Clear Channel Communications. We believe the transaction is proceeding on pace and we expect it to close in the first half of 2002. The two companies filed a preliminary proxy with respect to the transaction on Monday and I would refer you to that filing for further details on any questions you might have.

I would now like to turn it over to Kevin for a discussion of the third quarter.

KEVIN:

Thank you Chris. Good afternoon everyone. The Ackerley Group Third Quarter 2001 Financial results are as follows:
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We generated after-tax cash flow from continuing operations of $2.7 million in the third quarter of 2001 compared with $6.5 million in 2000. For the quarter, our after-tax cash flow per share from continuing operations was $.08 cents per share compared to $.18 cents in 2000. Our Consolidated Net Revenues were $48.5 million, compared with $57.5 million for the third quarter of 2000.

Looking at the individual segments, our third quarter Outdoor Media Net Revenues were $19.5 million, a 21% decrease compared with $24.7 million in 2000. National revenues were down 33% for the quarter and were the primary cause of this decline. The Operating Cash Flow for this segment decreased $3.6 million to $8.1 million for the quarter. Despite the net revenue decline, operating expenses of $11.4 million were $1.6 million lower than the prior quarter in 2000 due to our cost reduction plan.

Television Net Revenues were $22.2 million, a 13% decrease from $25.6 million in 2000. Net revenues were impacted by the reduction of approximately $2.3 million in political revenue and the loss of approximately $750,000 due to network preemption following the events of September 11. The segment generated Operating Cash Flow of $400 thousand, a $2.8 million cash flow reduction from the third quarter of 2000. Similar to our Outdoor segment, Television operating expenses were $600,000 less than the third quarter in 2000.

Radio Net Revenue decreased 7% to $6.7 million and generated Operating Cash Flow of $1.7 million, a decrease of $400 thousand from the third quarter of 2000. Lower national revenues were the cause of the revenue decline. Third quarter radio sales declined approximately 17% in the Seattle market compared to the third quarter of 2000. Operating expenses were flat with the prior year despite increases in contractual employment expense for on-air talent. On-going expense reduction initiatives continue to provide additional bottom-line benefits.

On a combined basis, our four segments generated Net Revenues of $48.5 million, a 16% decrease from 2000 totals of $57.5 million. Segment operating cash flows were $10.1 million compared with 2000 totals of $16.9 million.

Corporate expenses, which we had previously said would not exceed $4.0 million were $3.4 million, as we significantly reduced our operating expenses through lower employee costs, travel, and other operating expenses.

Net Interest Expense totaled $5.9 million compared to $7.0 million in 2000. Total debt was $294 million at September 30, 2001. During the third quarter, we established a $120 million credit facility comprised of $100 million in term notes supplemented by a $20 million revolver, which stabilized our financing and liquidity requirements. To date we have not utilized the revolver.

Our capital expenditures for the first nine months totaled $8.4 million compared to approximately $30 million for the first nine months of 2000. Third quarter capital
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expenditures were less than $1 million. Consistent with our company wide expense reductions initiatives, we anticipate that capital expenditures will not exceed $10 million this year.

These results are lower than estimates provided during our previous outlook call caused primarily by the reductions in national revenue and network preemptions. We previously anticipated a net revenue decline of 8%; as previously noted we experienced a 16% decrease. Our aggressive expense controls throughout the organization exceeded our goals, which partially offset the revenue reductions. However, third quarter EBITDA was still approximately $2.3 million less than our prior estimates of $9 million.

Chris will now provide commentary on our fourth quarter outlook.

CHRIS:

Thank you Kevin.

Let me take a moment to discuss our outlook for the fourth quarter. As with all media companies the outlook for the fourth quarter is challenging at best. While we continue to see improvement in expenses due to the extensive cost reduction plan we implemented in the second quarter of 2001, the reductions we have made can not keep pace with the ongoing deterioration in revenue - especially national advertising revenue.

As Kevin pointed out, our national revenue stream for the third quarter was down over 25% and our visibility for the fourth quarter currently does not suggest improvement.

Currently we estimate that net revenue for the fourth quarter for our four operating segments will be approximately $50 million. We also expect fourth quarter four segment operating cash flow to be between $10 and $11 million. However, I will say that our operators continue to express to us just how difficult the visibility is for the fourth quarter, even at this late stage.

We continue to see improvement in our corporate expenses. We expect our corporate office expenses to be between $3.1 and $3.3 million for the quarter, compared to $5.8 million for the same period in 2000.

Furthermore, as Kevin discussed, while we continue to hit our expense targets, the significant slowdown in spending by national advertisers remains challenging. We believe now that our full year EBITDA, adjusted for our workforce reduction costs of $2.4 million, for the company will be approximately $20 million.

We are currently in the process of developing our financial plan for The Ackerley Group for fiscal 2002. While it is too early to give firm estimates for '02, we certainly believe that the cost reduction plan we put in place in the second quarter of 2001 will continue to provide benefits as we move into next year and all of the uncertainties that it looks to bring.

Thank you and we would now like to open it up for questions.